UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

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THE GENLYTE GROUP INCORPORATED

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THE GENLYTE GROUP INCORPORATED

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Common Stock, par value $0.01 per share

(including associated Preferred Share Purchase Rights)

(Title of Class of Securities)

_______________________

372302109

(CUSIP Number of Class of Securities)

_______________________

Daniel R. Fuller

Vice President and General Counsel

10350 Ormsby Park Place, Suite 601

Louisville, KY 40223

(502) 420-9500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

_______________________

With copies to:

John Tamisiea, Esq.

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Telephone: (312) 372-2000

_______________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a conference call held on November 26, 2007 held at 9:30 a.m. CST:

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

GENLYTE GROUP

Moderator: Larry Powers

November 26, 2007

9:30 a.m. CT

Operator: Good day everyone and welcome to today’s Genlyte Group conference. As a reminder, today’s call is being recorded.

Now for opening remarks, I’d like to turn the call over to Mr. Larry Powers. Please go ahead, sir.

Bill Ferko: Good morning. This is Bill Ferko with – Chief Financial Officer with the Genlyte Group. I have Larry Powers here with me.

Before we get started, I want to just go through our Safe Harbor statement that certain statements in this conference call, including without limitation expectations as to future sales and operating results constitute forward-looking statements with the meaning provided – of the securities – Private Securities Litigation Reform Act of 1995.

Words such as expects, anticipates, believes, plans, intends, estimates, projects, forecasts, outlook, and similar expressions are intended to identify such forward-looking statements. The statements involve known and unknown risks, uncertainties and other factors which may cause the company’s actual results, performance, or achievements to be materially different from the future results performance, or achievements expressed or implied in the forward-looking statements.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Such factors include but are not limited to the following, highly competitive lighting business, overall strength and weakness of the economy, construction activity, commercial, residential and industrial markets, the ability to maintain or increase prices, customer acceptances of new product offerings, the ability to sell to targeted markets, performance of our specialty and niche businesses, the ability and cost of input materials, work interruption by union employees, increases in energy and freight costs, workers compensation, casualty group health insurance costs, increases in interest cost arising from the increase in rates, the operating results of recent acquisitions, future acquisitions, foreign currency exchange rates, change in tax rates or laws, the change in accord – in accounting standards.

We will not undertake any – undertake and specifically decline any obligation to update or correct forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Sorry about that long statement, but that is our Safe Harbor language.

With that I will turn the line over to Larry Powers, our Chairman, President and CEO of the company and we’ll give you an update on our most recent transaction.

Larry Powers: Well, there really isn’t an awful lot to say beyond, you know, what has been said in the press release. We obviously entered into agreement for Philips to acquire Genlyte in an all cash transaction for $95.50 per share U.S. dollars. I think pretty much the details of the transaction are outlined, you know, in the release. And I think basically all I’d like to do is to turn it over and see if there are any questions. And recognizing that, you know, there’s – there’s some pretty strict limitations on what we can say in that anyway, but we will try to do the best we can to answer your questions to the best of our ability.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

So with that I think I’ll just turn it over and see if there are any questions.

Bill Ferko: We might also point out for those – those of you who have not already seen it, Philips has done a very good job with their Webcast that they did earlier today. There’s two separate Webcasts, one for analysts and investors and a second Webcast for the media, which is on their investor relations Web site as well as the link to PowerPoint presentation that outlines the strategic rational for the transaction. So we refer you to that as well.

Larry Powers: And they probably did a – you know, did a better job and can do a better job of outlining the objectives of this thing than to some degree we can. So we’d like to refer all of you to those – you know, to their Web site and that – for additional information that – if you want to know more about the transaction.

So, you know, with that I’ll turn it over for any questions that any of you might have and we’ll do the best we can to answer them.

Operator: Thank you. The question and answer session will be conducted electronically. If you'd like to ask a question, please signal by pressing star one on your telephone keypad. Again, that’s star one if you'd like to ask a question.

We’ll turn first to Peter Lisnic with Robert W. Baird.

Peter Lisnic: Good morning, guys.

Larry Powers: Good morning.

Bill Ferko: Good morning.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Peter Lisnic: Congratulations.

Larry Powers: Thank you.

Peter Lisnic: Would you mind just talking about how the deal just came about. Obviously the stock’s been under some pressure for some time. But just kind of how this – how the deal came about, just some general background would be helpful I think.

Larry Powers: Well, it just basically came by Philips calling me up and asking me if they could have a meeting with us and came here to my office in Louisville, Kentucky, and made an offer to acquire the company. Just said they had an interest in our company, they were very familiar with us. We’re obviously a significant customer of theirs in their ballast and to a lesser degree their lamp business. And they know this marketplace very well and they just basically came in and said they made a strategic decision that they wanted to enter the (luminere) business in North America and thought that our two companies were a good fit and made an offer to acquire a company. And then we, you know, obviously, went through a period of, you know, several weeks of negotiations and ended up where we are today.

Peter Lisnic: OK, all right. And then just – you alluded to my second question. And that is, if I may, just the strategic implications of what’s happening here with Philips entering the (luminere) fixture business. Would you mind giving us a read as to what that might mean for the industry? You know, how does that alter the competitive landscape for not only you but your competitors?

Larry Powers: Well, I personally don't think that it alters the competitive landscape all that much. Philips is a very good company who has a world-wide lamp, ballast, and LED business which they have a very open protocol and sell those products and a lot of their new technologies to a variety of lighting fixture manufacturers, both in the United States and in Europe.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Now for many years in Europe Philips has been a major force in the (luminere) business. They have not had much of a – been much of a factor in the (luminere) business in the North America and had decided that they wanted to join the (luminere) business. But again if you look at it, I think they – their plans are and they will continue to be a very good supplier of lamps, ballast, LEDs, not only to us as, you know, assuming it – once the deal gets completed, but also to our competitors. They just, you know, have this technology they like to offer.

If you go back and look at their history, you know, and like in – the PL lamp is an example, the compact fluorescent lamp. I mean, they proliferated the whole industry and the whole world with that lamp, you know, selling it to everybody. And they've got lots of great technology in ballast and in their LED businesses today. They offer and sell and work with many companies.

We’ve worked with them in the past when we were just a customer of theirs and they – they plan to continue to work with us and certainly our competitors. And I don't think it’s going to have any dramatic change in the landscape of the lighting industry really.

Peter Lisnic: OK, that is very helpful. Thank you and congratulations again.

Larry Powers: Thank you.

Operator: Next we’ll turn to Robert McCarthy with Bank of America Securities.

Robert McCarthy: Good morning, everyone.

Larry Powers: Good morning.

Robert McCarthy: Congratulations again. I mean, could you talk a little bit about the, you know, kind of the overall state of the business, not in terms of the quarter but just in terms of the trends and

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

kind of your thought process for, you know, why you thought this was a fair deal given the prospects you see for kind of the North America for commercial construction and where you are in the investment cycle. And could you just talk a little bit about what the board weighed between continuing as a stand-alone entity and the opportunities you saw there versus the opportunities to combine with Philips.

Larry Powers: Well, one of the things that intrigued us about Philips and me personally – I’ve been in the lighting fixture business almost 40 years and I've seen some fairly significant transitions of, you know, lamps and ballast and technology shifts in the industry. And as you look at it right now, the next big opportunity, you know, for the United States, and really the world, too, but more so North America because we’ve been much slower to adopt a lot of the new lighting technology than they certainly have in Europe and maybe in other parts of the world.

So if you look at Philips who owns (Lunaleds), they own (Color Kinetics), they own (TIR), so they have made a major – major acquisitions and the major statement that they're into the new technology and supporting that. And I think that presents our company with an excellent opportunity going forward to be aligned with a company such as Philips who has, you know, all this outstanding technology. And as we look at it, we just felt that going forward we’d be in a much better position, you know, to develop this new technology and put it into (lumineres) to work with somebody like Philips than to do that on our own.

We have a tremendous access to market through our large network of independent sales representatives and approximately 350 of our own direct sales people. We have lots of contacts with architects, engineers, lighting designers, building owners. We have a large national accounted program. And I think it’ll give us an excellent opportunity to proliferate this whole green movement.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

I believe – I was just elected the chairman of (NEMA), which is the National Electrical Manufacturers Association, and my whole theme for NEMA and this association next is to really get serious about energy and energy conservation and go out and literally re-light America with all the new technology that’s there. We’ve just been so much slower in this country to adopt that. But I think people have now come to the conclusion that, you know, oil prices are up, they're high and they're probably not going to come down dramatically.

We’re going to be paying more for, you know, to heat our homes and to light our homes and offices and bundlings and that. So I'm thinking people are going to be much more serious about, you know, wanting to really utilize this new technology which is readily available today to lower these costs and, you know, lower our dependence on foreign oil. So that – if I look and think about a strategic fit, I think there’s a tremendous strategic fit between ourselves and Philips because of their technology leadership.

Robert McCarthy: OK. And perhaps you could talk – I mean, is this transaction – I mean, could this act as the catalyst for just an increasing cycle of product innovation, product introduction across this space? And do you think that this could cause, you know, fairly aggressive moves by some other players to get involved in this space as well?

Larry Powers: Well, I can’t comment on the latter part of your – what other people will do. But I do think that it will have – certainly present an opportunity to accelerate the development and the entry of a lot of the new technology and LEDs. And they've been, you know, some of the metal (haylight) lamps and the compact fluorescents and, you know, just the new products that are now in the marketplace.

I think it’ll help us to proliferate that throughout, you know, certainly North America. And I would, you know, I would assume – and I can’t really and don't really want to comment on much what our competitors do – but I think that would also, you know, they're also a part of that and would

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

want to be a part of that. And, you know, they would also, you know, take – get a significant advantage of that also.

Robert McCarthy: Do you think they’ll stop working with Philips as a result of this transaction?

Larry Powers: I mean, again, I can’t comment on that. I wouldn't think so. I try to look at myself and say if the shoe was on the other foot would I quit working with them. I certainly don't think so. They're leaders in technology, they have to be competitive. I mean, there’s – obviously they have competitors and they're going to be out there.

But as long as they're a good source of supply – I think once people get over the kind of emotional reaction to this kind of thing and recognize you want to buy, you know, components and parts and lamps and ballast and LED, whatever it is you want to buy, you want to buy it in the best vendor at the right price. And assuming Philips is there, I think people will continue to buy from them would be my guess.

I think I would if I was, you know, if – if it had happened at one of my – if they had acquired one of my competitors as an example, I don't – I mean, I know for a fact I couldn't stop doing business with them because there’s some products and things they have that we badly need from them.

Robert McCarthy: Any antitrust concerns from your perspective?

Larry Powers: I don't really see any, because we’re not really changing the landscape. I mean, this is not any – we’re not going to change market share positions and that in any country or anything. Philips is really not in the (luminere) business in North America and we’re not in the lamp and ballast business anywhere else in the world. So it’s – if you look at it and say – what’s it going to change? It really is not going to change anything.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Robert McCarthy: But it could be a quasi vertical integration argument, there could be some sense of added competitive pressure there. Perhaps. Right?

Larry Powers: ... it’s very, very minimal. I mean, again, when you look at it and you look at the size of the market, it’s not like there’s not other people to buy from if, you know, in Philips or ourselves. So I would – I would doubt that there would be any issues at all.

Robert McCarthy: Any update on your overall outlook for, you know, 2008, 2009 given recent events in terms of the unfolding credit crunch and what you're seeing among developers that would give you any sense of change in the margins, softer patch coming in non-res or kind of status quo.

Larry Powers: Well, we released our earnings just, what, a couple weeks ago and, you know, made a pretty, you know, statement of how we saw the industry at that point. And we don't – we haven't seen any significant change in that at all. There’s no question that the residential business remains very soft, but the, you know, the commercial business is still, you know, reasonably healthy these days and we haven't seen much change in our business over the last few months.

Robert McCarthy: Thank you for your time, sir.

Larry Powers: Thank you.

Operator: Now we’ll turn to Chris Glynn with CIBC World Markets.

Chris Glynn: Hey, thanks and congratulations from here as well.

Larry Powers: Thank you.

Chris Glynn: I don't know if you can comment on this, but was there any competition to acquire Genlyte?

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Larry Powers: Well, I really – I really can’t comment on it. I mean, there’s just – we obviously did, you know, fulfill our fiduciary responsibilities as a board, you know, to be sure that we were doing the right things. But I just, you know, can’t openly comment.

Chris Glynn: OK. And in terms of if the shoe was on the other foot to a little different scenario. If one of your major domestic competitors had been acquired, what concerns would you have had about its impact on what you need to do to operate going forward?

Larry Powers: Well, you know, competition goes on. I mean, I go back in this industry when there used to be hundreds and hundreds of manufacturers in this industry. And as there’s been consolidation, you know, there’s now four companies that make up certainly well over 50 percent of the (luminere) market in North America. And I don't think it, you know, would have changed much.

I mean, it might – it might enhance my wanting to introduce more new products or certainly be out there in the marketplace being sure we’re doing a good job of taking care of our customers. But I don't think anything other than just kind of business as usual, only maybe do it a little better, a little faster, whatever, would have made me think much different that it happened, you know, with one of my competitors.

Chris Glynn: OK and then just some color on the developments in the energy efficient retrofit market. I guess Cooper had a nice success with the Clinton initiative. And, you know, other people have talked about some deals they've had. It seems like you've maybe strategically decided to go for real big fish maybe in the federal government, put a little bit more emphasis on your strategic development in that area. If you could kind of guide me if I'm on the right track there. And then just in general if over the last six to 12 months you've seen any meaningful acceleration in the activity and discussions in that market.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Larry Powers: Well, I think there continues to be a lot of discussions. And that’s what – I get a little frustrated with that, particularly with our federal government. As we look at it there’s still – we don't know the exact number, but we think there’s something like 800 million to a billion old fluorescent fixtures that are out there installed with magnetic ballasts, you know, the old F40 lamps – or T12 F40 lamps that are very energy efficient.

You can improve on that by about 40 percent today by using, you know, the new modern electronic ballast, a lot better technology. And, you know, the federal government is one of the largest owners of those buildings and they keep talking about, you know, all the things that need to be done. And I think everybody is starting to get more – there’s more initiative in this whole green movement and a lot more talk. And I'm hoping that it’s going to really start turning into more, you know, more business and more people really doing things.

Unfortunately sometimes what happens in these deals is that people talk a lot about it and then when it comes down to spending the dollars and cents and have the upfront money is usually what the issue is. Because it’s got a reasonably good payback if you switch out these old products. But I do think the technology going forward, all the buildings going forward, you know, people are a lot more interested in green buildings and looking to see what it – takes them to, you know, meet the requirements of, you know, some of the new regulations. So I think it’s – I think it’s going to get better; how fast, I wish I could tell you.

I hope it accelerates and really moves forward quickly, but I don't really know that. I think it’s just kind of gradually getting better all the time, more awareness of the whole green movement, and it’s starting to catch on and you – we’re hearing a lot more about it and hopefully it’s going to start turning into some nice orders over time.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Chris Glynn: In terms of all the new buildings going forward, you know, as you sell the more energy efficient products, that helps your product mix obviously. But what percentage of the new construction market do you think has totally converted and what kind of penetration just of the construction project business remains as a penetration opportunity outside the retrofit of the install base?

Larry Powers: Well, basically all of the new markets going in today are going other use, you know, some form of more energy efficient type products. As an example, we used to be, you know, we’re one of the largest producers of down lighting in this country. Well, it’s not that many years ago that our predominant down lighting sources were incandescent. I mean, you know, they par lamps, the par 20s, par 30s, par 38s and that.

Well, today we are – our predominant sales – in fact I don't know the – I can’t even tell you the percentage off the top of my head, but it’s well in excess of 80 percent of the down lights we sell for commercial applications today are all, you know, PL energy efficient products. Obviously they outlawed the magnetic ballasts. So all the new ballasts – or all the new fluorescent fixtures going in today are T8 electronic ballasted fixtures. That’s 100 percent. So – but if you look at the marketplace – this is an interesting statistic – is that the T12 lamp, which is – we can’t sell fixtures, you know, that house a T12 lamp today. But it is still the number one selling lamp in the fluorescent lamp in our industry today. So that still tells you what a great opportunity there is to go out there and replace.

Now as you probably know, there’s been a real movement afoot and there’s been huge business sold in this past year through people like Wal*Mart and other big retailers of the screw-in type PL lamp. That’s done a very good job.

Now, we as manufacturers, we would much rather see you install a fixture that’s geared for PL lamp than – so you can optimize the performance out of this lamp. And if you – if you used our

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

new technology and the new reflectors and that that are specifically designed around the PL lamp you've got a much better product than just replacing it, you know, with a screw-in fixture.

Now, a, you know, a screw-in PL is certainly more energy efficient than continue to use the same old incandescent. But there’s a pretty big transformation going forward into the – into the new, you know, energy saving type products. And then as LEDs come on a lot faster we think that’s going to accelerate even more.

Chris Glynn: OK and just the last one. In terms of the 800 million to a billion fixtures out there, that would – does that translate into ((inaudible)) sizing the market in dollar terms?

Larry Powers: Yes, we’ve never – I don't know, I don't think I’ve ever really done that. But it’s huge. It would be a nice – if we could replace them all over the next, you know, three to five years it would be a lot of business for all of us in the manufacturing business. It would – it would keep us pretty busy just doing all those retrofits. It would be a nice, you know, upsurge in our business.

Chris Glynn: Do you think the market size could double in five years?

Larry Powers: Again, I don't know. I’d hate to comment on that. I don't know if it can double. But it’s a pretty substantial amount of business.

Chris Glynn: Great. Thanks very much.

Larry Powers: You bet.

Operator: Next we’ll turn to Matt McCall, BB&T Capital Markets.

Matt McCall: Thanks. Good morning.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Larry Powers: Good morning.

Bill Ferko: Morning.

Matt McCall: Congratulations.

Larry Powers: Thank you.

Matt McCall: Let’s see. Two questions. You mentioned some of the success or the penetration Philips has had in Europe. Can you talk about any opportunities to bring some of those products from Philips to the U.S. or to North America and maybe fill in some gaps or bolster some of the lineup that Genlyte possesses currently?

Larry Powers: Well, we think that – we think there’s tremendous opportunities. I think you'll see in the Philips press release there’s opportunities to do that going both ways. We have a lot of neat products and that that we offer in this country that aren’t really in Europe and in Asia to some degree, and we think there’s – that’s going to present some excellent opportunities to take some of our products into Europe. And I'm sure we’ll also have opportunities to bring some of their products into this country.

We really haven't, you know, gone into that in real depth at this point. But we know that there’s going to be some very – some nice synergies and opportunities to cross-fertilize both countries, you know, North America and Europe, with Philips products coming this and our products going, you know, to Europe.

Matt McCall: Can you maybe talk about areas that they're strongest in in Europe that – as compared to where you're strongest in the U.S.?

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Larry Powers: Well, when you say strongest in (lumineres), I mean, we’re – our businesses are – you know, there’s a fair amount of, you know, overlap to some degree in what we do. But I think a lot of the – Europe has been way ahead of us in many years as far as lamp and ballast technology and getting it into the marketplace for energy efficiency. So I think that, you know, hopefully we can step up and accelerate the, you know, the replacement markets and the need, as I was talking about earlier, to go out there and replace all these old inefficient fixtures that are in the marketplace today.

And obviously with the onslaught of LEDs, they sell significantly more LED products in Europe than we’re selling in the U.S. at this point. So I think it gives – there’s a tremendous opportunity to accelerate. But that’s not only true with our company, but with Philips actually offering these, you know, products through other OEM manufacturers also. There’s a tremendous opportunity.

Matt McCall: OK and going back to the retrofit opportunity. I know you couldn't really quantify the market size. But I guess it’s going to be kind of the same question. But I'm just trying to understand what the opportunity is from a growth standpoint. You know, you see the – the new construction environment moderate, you know, how much of an offset could be – could the retrofit be in the next couple of years.

Larry Powers: It’s a little bit – it’s one of our frustrations a little bit. We’d like to know ourselves today exactly how much retrofit business we do versus new construction. It’s so hard, because you take areas like New York City and Washington, D.C. You know, you don't see a lot of cranes in the sky but there’s a lot of churning and a lot of new business, you know, going into those markets all the time because people are, you know, constantly – leases are coming due and people are retrofitting those buildings and they're gutting them and then putting new lighting and that in. So it’s really pretty hard to – and nobody in our government and that has any real hard numbers on what the retrofit market is. And it’s something difficult for us to quantify that market.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

But fortunately for us over, you know, in the past when business is turned down, we’ve seemed to be able to hang in there, you know, reasonably well because of the retrofit market and we think it’s key to some of the these big metropolitan areas where you, again, see no cranes in the sky and no bricks and mortar, but yet lots of changing of the interiors. You know, in many cases they go from retail spaces to apartments and then back to retail spaces and then to condominiums and all that kind of stuff in a lot of the big cities. So those have always been pretty good markets for us in the past.

Matt McCall: OK. OK and then finally, you know, in the past I think the focus for growth – or generating growth, you've talked about the target of 10 percent topline growth with five percent coming from organic and five percent from M&A. I know the M&A is – the activity slowed I guess in the back half of this year. Maybe talk about the landscape there. Are there opportunities that are showing up now that – or just – just give us some more color on the landscape and the M&A – from the M&A ...

Larry Powers: Well, there are – there are always, you know, good relatively small companies out there to buy, and we – we have constant dialogue and going forward we’ve already in our discussion with Philips we plan to do the same thing that we’ve done in the past. We, you know, continue to look for opportunities for, you know, bolt-on companies, companies that have some interesting technologies, some interesting market niches and all that.

And we’ve got, you know, a few companies today – we’ve probably got three or four that we’re currently, you know, working with. And will they all come to fruition? We don't know. But we – we don't see any change going forward in what we’ve been doing in the past. And hopefully we’ll – you'll see some new companies coming forward over the foreseeable future.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Matt McCall: So it’s gotten better or worse over the past six months to – just from a pure availability or conversation standpoint.

Larry Powers: I would say it’s stayed about the same. I mean, we – we’ve come – you know, we – this past year we – we’ve had lots of discussions. We acquired a company last January – or I guess it was February in (Hanover Lantern) and were in discussions with a few other people. And it just – it seems like they kind of come in numbers and then you go through dry spells for a while, but it takes a little time to negotiate or whatever. But I would say our – the amount of companies out there is about what it’s been in the last few years and we’ve just got ongoing negotiations with them.

Matt McCall: OK, all right. Thanks, guys.

Operator: And we’ll turn to Amanda Webb, Business First.

Amanda Webb: ... from a local standpoint since Genlyte is one of Louisville’s largest companies. Can you speak to the local implications as far as whether your operations will stay in Louisville and any employment changes, things like that?

Larry Powers: Well, right now all of the plans are to keep everything pretty much intact as is.

Amanda Webb: OK.

Larry Powers: We – all the management that is currently with the company, operating the company here in Louisville, Kentucky, has agreed to stay on with the new entity and continue. And they’ve agreed to keep the corporate offices here in Louisville. So we’re all – in fact pretty excited about that. And it’s – it’s just going to be business as usual for us. We don't see any changes. Certainly no negative changes that we’re aware of, you know, going forward.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Bill Ferko: We have some, you know, very large companies in Louisville such as Ford and UPS and General Electric that are not headquartered here but have a significant presence here. And Genlyte hopefully can have – continue to have the presence it has had just as those companies do.

Amanda Webb: All right. How many employees do you have in Louisville?

Larry Powers: it’s roughly 100 ...

Bill Ferko: Little over 100.

Larry Powers: Little over 100. I don't know the exact amount. It’s something over 100 here in Louisville.

Amanda Webb: OK and your manufacturing operations, where are they pretty much located? Are they in Mexico?

Larry Powers: No. We have 37 manufacturing plants in North America. One in Mexico, six in Canada, and 31 scattered throughout the U.S. And they're kind of all over, from Massachusetts, New Jersey, North Carolina, South Carolina, Texas, Tennessee, California. I'm sure I’ve missed several. But we have 31 of them. So Mississippi, we have a very large one in Mississippi.

Male: Germany.

Larry Powers: One – we do have one in Germany.

Amanda Webb: All right. Thank you very much.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Larry Powers: Yes.

Operator: And just a quick reminder to press star one if you do have a question. Now we’ll turn to Greg Hall with Courier Journal.

Greg Hall: That was kind of my question. But are the – the Louisville are all headquarters level jobs, correct?

Larry Powers: Not quite all. We have our corporate staff here, Genlyte corporate. It’s all corporate people here for Genlyte. And then we also have housed in the same building here with us we have two local sales organizations.

One serves the greater Louisville market where we have our (Lightalere) sales organization. We also have a national accounts team here for the – (Daybright Capri Omega) national accounts headquartered here.

And then we have our Thomas Residential Division, which is primarily – they’re corporate. But they also have some customer service and finance in that staff here also. But it’s all, you know, pretty much professional people here at our corporate headquarters.

We do not have any manufacturing plants in Louisville. So it’s all, you know, professional people at our corporate headquarters and our residential division.

Greg Hall: OK. So what is the division between – of that 100 basically between the executive staff and the sales staffs.

Larry Powers: We have about 30 on our Genlyte corporate staff and then the rest of it is made up of our Genlyte residential division, which, you know, several of those are, you know, we have everybody

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

from – here from the general manager who runs that division, sales, marketing, finance, that whole group makes up the other, you know, roughly 70 people that we have here.

Greg Hall: OK. And so the closest manufacturing plant is Tennessee, not in Indiana.

Larry Powers: That’s correct. The closest manufacturing plant to here is Sparta, Tennessee, just outside of Nashville.

Greg Hall: OK. All right. I think that covers what I had. Thanks.

Operator: And we’ll turn to Peter Lisnic, Robert W. Baird.

Peter Lisnic: Hey, guys, back again. Larry, I just wanted to approach the competitive issue just maybe from a different angle. You – the hypothetical of what your competitors might do if it were – or what you might do if one of them were being taken out. If you look at it from a supplier perspective, does this really mean anything or does it – does it kind of change the ball game for the competitors of Philips if we looked at it from that angle.

Larry Powers: Well, again if you – if you look at it there’s three major ballast, you know, companies. And they all kind of have their relative positions in the marketplace. They're, you know, there’s three very good companies. And I doubt that this will change that landscape very much. I mean, it might some, it might mean that some will buy a little bit more from a different vendor and one will switch to another vendor. I doubt all in all that it will have any significant changes in that competitive landscape.

Peter Lisnic: OK. So at the end of the day what we’ll see is just Philips will be the one with the most I guess integrated product offering is the way to – the way to think about it. And we won’t see the other guys sort of move to that sort of offering.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Larry Powers: Yes. I really don't know. And if – and again if you look at Philips, it’s not really going to be integrated, because we will continue to, you know, purchase lamps and ballast and that from people that we think makes the most sense to purchase lamps and ballasts from. Obviously, you know, we’re now affiliated with Philips. I mean, we’ll certainly probably give them some preferential treatment. But, you know, there’s – there will be products and things that we will probably buy from other competitors just as we have in the past.

Peter Lisnic: OK. And would you be willing to quantity how much you buy from Philips currently or ...

Larry Powers: I can’t do that at this point. That’s a – that’s kind of a competitive ...

Peter Lisnic: No, that’s fair. I – it’s worth asking, though.

Larry Powers: Right, I know.

Peter Lisnic: Thanks for your help. Have a good day.

Larry Powers: You bet.

Operator: And a final reminder to press star one if you do have a question today. And we’ll turn to George Melas with Lord Abbott.

George Melas: Larry and Bill, congratulations. Quick question and you may not want to answer it. Just some speculation why you think Philips was interested in Genlyte and not some of your peers.

Larry Powers: Well, that’s easy for me to answer. We’re the best company.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

George Melas: That’s a good way to end the conference call. Right?

Larry Powers: I'm obviously biased and my competitors would probably have a different opinion. But, no, I think strategically we fit very well. We’re a universe of multiple brand companies that were – we have a very broad spectrum of lighting, everything from theatrical lighting and controls to – we’re very strong in outdoor lighting, down lighting, track. You know, we have a very broad array of products.

And I think philosophically in product innovation, which has been a key driver of our company for many years, I think was very interesting to Philips, who has also been a product leadership type of a company. I mean, we have some very good competitors out there, so I'm not in any way diminishing, you know, them as a company. But I just think we’ve taken a real strong leadership role in product development and I think that was a attractive to Philips.

George Melas: OK. Do you think that your sort of strong niche strategy is also attractive?

Larry Powers: Well, I do, because I think we have some good brands that specifically serve some niche businesses and there’s some very, you know, good profitable niches that we’re able to service. And I think it, you know, it just makes our company an attractive company for anybody who wants to be in lighting in a broad base.

George Melas: OK, great. Thank you.

Operator: And gentlemen, there are not further questions. I’ll go ahead and turn the conference back to you for any additional or closing remarks.

GENLYTE GROUP

Moderator: Larry Powers

11-26-07/9:30 a.m. CT

Confirmation # 4657529

Larry Powers: Well, I just want to thank everybody for their support and that we think this is an excellent opportunity for our company to take it to new heights and that. And just appreciate all your support and thank all of you. And have a great day.

Operator: With that we will conclude today’s conference. Thank you, everyone, for joining us.

END

Important Additional Information Will Be Filed with the Securities and Exchange Commission (“SEC”)

The tender offer described in this filing has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell the Company's common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed by Philips Holding USA Inc. with the SEC, and the solicitation/recommendation statement will be filed by the Company with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by the Company or Philips Holding USA Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to The Genlyte Group Incorporated, Attention: William G. Ferko, 10350 Ormsby Park Place, Suite 601, Louisville, KY, (502) 420-9502.

Forward-Looking Statements

                The statements reported in this schedule with respect to future results, future expectations, and plans for future activities and synergies may be regarded as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and actual results may differ materially from those currently expected. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. The statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: the highly competitive nature of the lighting business; the overall strength or weakness of the economy, construction activity, and the commercial, residential, and industrial lighting markets; terrorist activities or war and the effects they may have on us or the overall economy; the ability to maintain or increase prices; customer acceptance of new product offerings; ability to sell to targeted markets; the performance of our specialty and niche businesses; demand spurred by the Energy Policy Act of 2005, availability and cost of steel, aluminum, copper, zinc coatings, corrugated packaging, ballasts, and other raw materials; work interruption or stoppage by union employees; increases in energy and freight costs; workers’ compensation, casualty and group health insurance costs; the costs and outcomes of various legal proceedings; increases in interest costs arising from an increase in rates; the operating results of recent acquisitions; future acquisitions; the loss of key management personnel; foreign currency exchange rates; changes in tax rates or laws, and changes in accounting standards. The Company makes no commitment to disclose any revision to forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements.